

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

<u>Via U.S. Mail</u>
Howard M. Sipzner
Chief Financial Officer
Brandywine Realty Trust
555 East Lancaster Avenue
Radnor, PA 19087

>   **Re:**   **Brandywine Realty Trust**
>   **Form 10-K**
>   **Filed February 26, 2013**
>   **File No. 001-9106**
>   **Brandywine Operating Partnership, L.P.**
>   **Form 10-K**
>   **Filed February 26, 2013**
>   **File No. 000-24407**

Dear Mr. Sipzner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Item 2. Properties, page 26</u>

1.   In future Exchange Act periodic reports, to the extent you have material developments during the covered period, please disclose the anticipated completion date, costs incurred to date and budgeted costs. In addition, we note your disclosure throughout the document about the undeveloped land you own. In future Exchange Act periodic reports, please also include a discussion of the amount of development this land could support, or tell us why this is not appropriate.

Tenant Rollover Risk, page 41

2.   We note that 7.7% of your leases will expire in 2013. In future Exchange Act periodic reports, please include a discussion of the relationship of market rents and expiring rents.

Financial Statements

Notes to Consolidated Financial Statements, page F-19

2. Summary of Significant Accounting Policies, page F-19

Construction in Progress, page F-21

3.   Regarding your capital expenditures on your Consolidated Statements of Cash Flows, in future filings, please disaggregate the amounts between development, redevelopment and tenant improvements.

Impairment or Disposal of Long-Live Assets, page F-21

4.   Please tell us if you have capitalized the $3.5 million extension fee incurred due to the delay in the development of two parcels of land. If you have capitalized this fee, please tell us how you have complied with ASC 360-10-30, or tell us how you determined it was appropriate to capitalize this fee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at 202-551-3404 or Angela McHale, Staff Attorney, at 202-551-3402 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief